SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 E-PAWN.COM, INC

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE

                         (Title of Class of Securities)

                                   26882B 10 3

                                 (CUSIP Number)

                                  Steve Bazsuly

                               1744 Colonial Drive

                          Coral Springs, Florida 33071

                                Tel. 954-227-5927

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 30, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

                              CUSIP NO. 26882b 10 3




1)   Name of Reporting Persons and IRS EIN or SSN


FORTUNA HOLDINGS, LTD.   IRS EIN or SSN            Not Applicable
BAZSULY FAMILY L.P., Fed EIN                       Applied For
WORLDWIDE WEB DESIGNERS, INC. Fed EIN 65-0930219
STEVE BAZSULY SSN Available on written request by regulatory authorities.

Who deny the existence of any group and who are sometimes collectively referred to as the "Reporting Persons." This Schedule 13D is a joint filing




(2)   Check the appropriate box if a member of a group*       (a)

                                                              (b)



(3)    SEC use only..........................


(4)    Source of funds.....................                   PF

(5)    Check if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e)                             Not Applicable

(6) Citizenship or place or organization..


         FORTUNA HOLDINGS, LTD                       Commonwealth of the Bahamas
         BAZSULY FAMILY, L..P.                       Florida
         WORLDWIDE WEB DESIGNERS                     Florida
         STEVE BAZSULY                               United States

Number of shares beneficially owned by each reporting person with:

(7)         Sole voting power..........
            Fortuna Holdings, Ltd.                   50,000,000 Common Stock

         Fortuna Holdings, Ltd.                      50,000,000 Preferred Stock*
         100 votes per share
         Steve Bazsuly                                4,000,000 Common Stock

(8)      Shared voting power                          -


(9)      Sole dispositive power
           Fortuna Holdings, Ltd.                    50,000,000 shares
           Steve Bazsuly                              4,000,000 shares

(10)     Shared dispositive power...                  -

(11)  Aggregate amount beneficially owned by each
         reporting person
         Bazsuly Family L.P.                         40,000,000 shares
         Worldwide Web Designers, Inc.               10,000,000 shares
         Steve Bazsuly                                4,000,000 shares

(12)  Check if the aggregate amount in row (11)

      Does not include shares the reporting person discloses in the report,   as
      to which benefical ownership is disclosed under rule 13D

(13)  Percent of class represented by amount in Row (11)   28.85%

(14) Type of reporting person

         Fortuna Holdings, Ltd.                          CO
         Bazsuly Family L.P.                             PN
         Worldwide Web Designers, Inc.                   CO
         Steve Bazsuly                                   IN

ITEM 1.

      (a)   Name of Issuer:

            E-Pawn.com, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            2855 University Drive
            Suite 200
            Coral Springs, Florida 33065


      This statement relates to the Common Stock, $.001 par value per share of the Issuer.

ITEM 2.

      (a)   Name of Persons Filing:

            FORTUNA HOLDINGS, LTD.
            BAZSULY FAMILY L.P.
            WORLDWIDE WEB DESIGNERS, INC.
            STEVE BAZSULY



      (b)   Address of Principal Business Office or, if none, Residence:

            1744 Colonial Drive
            Coral Springs, Florida 33071



      (c)   Principal business or present principal occupation:

            Internet Consulting and Marketing

      (d) Whether or not, during the last five years such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

            No. Not applicable.

      (e)   Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

            No.  Not applicable.

      (f)   Citizenship:


            FORTUNA HOLDINGS, LTD.                   Bahamas Company
            BAZSULY FAMILY L.P.                      Florida limited partnership
            Worldwide Web Designers, Inc.            Florida corporation
            Steve Bazsuly                            U.S. citizen

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Fortuna Holdings, Ltd. acquired the shares of the Issuer in exchange for stock of a Florida Corporation. Fortuna Holdings, Ltd. acquired the stock of the Florida Corporation for a note and stock of Fortuna Holdings, Inc. and other consideration. The value of the stock transferred and exchanged was set at $50,000,000.

                                            .

ITEM 4.     PURPOSE OF TRANSACTION

            This Schedule 13D is being submitted in accordance with regulatory compliance, following the conclusion of the material conditions of the acquisition transaction, including the waiver of certain funding commitments, which could have allowed the reporting persons to rescind the transaction.



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)   Amount Beneficially Owned

            FORTUNA HOLDINGS, LTD. legally and beneficially owns 50,000.000 shares of Common Stock of Issuer.

            BAZSULY FAMILY L.P. beneficially owns 50,000,000 shares by reason of 80% control of Fortuna Holdings, Ltd.

         STEVE BAZSULY beneficially owns 4,000,000 shares of the Issuer, and disaffirms the ownership of shares of the Bazsuly Family L.P. because he is a limited partner and the general partner.

      (b)   Percent of Class

         Fortuna Holdings, Ltd/Bazsuly Family L.P.       26.7%
         Steve Bazsuly                                    2.13%




      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote


          FORTUNA HOLDINGS, LTD *                       50,000,000 Common Shares

         * FORTUNA HOLDINGS, LTD holds equivalent of 5 Billion votes through the Preferred Stock.


          BAZSULY FAMILY L.P.**                         50,000,000 Common Shares
         **80% Control of Fortuna Holdings, Ltd.

          STEVE BAZSULY                                  4,000,000 Common Shares

            (ii)  shared power to vote or to direct the vote

             Not applicable

            (iii) sole power to dispose or to direct the disposition of


                     FORTUNA HOLDINGS, LTD              50,000,000 Common Shares
                     BAZSULY FAMILY L.P.**              50,000,000 Common Shares
                     **80% Control of Fortuna Holdings, Ltd.

               STEVE BAZSULY                             4,000,000 Common Shares

            (iv)  shared power to dispose or to direct the disposition of

                 Not Applicable

      (d) Any transactions in the class of securities reported on that were effected during the past sixty days or since the filing of the most recent Schedule 13D:

            None.


      (e) Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

            None.

      (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class of securities:

            Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE
            ISSUER.


            Not Applicable.






ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


Table of Beneficial Ownership of Common Stock.

Consent of Fortuna Holdings, Ltd., Bazsuly Family L.P.,  Worldwide Web Designer,
 Inc. and Steve Bazsuly to file a joint Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2000
FORTUNA HOLDINGS, LTD.
    a Bahamas company

BY: /S/ JOHN E.J. KING
    -----------------------------
        John E.J. King, President
BAZSULY FAMILY L.P



BY:/S/STEVE BAZSULY
    -----------------------------
      Steve Bazuly, General Partner
WORLDWIDE WEB DESIGNERS, INC.


BY /S/ JENNIFER MARTIN
    -----------------------------
       Jennifer Martin, President

    /S/ STEVE BAZSULY
    -----------------------------
        Steve Bazsuly

                                    EXHIBIT A

The following Table sets out the number of shares beneficially owned by the Reporting Persons and the indirect ownership.






Reporting Person                         Direct Beneficial          Indirect                Percentage of
                                         Ownership and Control      Ownership               Issuer Common
                                                                                            Stock Direct
------------------------------------    -------------------------   ---------------------   --------------------

Fortuna Holdings Ltd.                    50,000,000 shares                                     26.72%

Bazsuly Family L.P.                      50,000,000 shares         80% Fortuna                 26.72%

Worldwide Web Designers, Inc.            -0-                       20% Fortuna

Steve Bazsuly*                            4,000,000                86% WWW Designers            2.1%


                                    EXHIBIT B

The undersigned agree that the within statements on Schedule 13D regarding our beneficial ownership of Common Stock of the Issuer is filed on behalf of each of us and we each consent to this joint filing.

FORTUNA HOLDINGS, LTD.
         a Bahamas company

BY: /S/ JOHN E.J. KING
        ------------------------
        John E.J. King, President

BAZSULY FAMILY L.P

BY:/S/STEVE BAZSULY
      --------------------------
      Steve Bazsuly, General Partner

WORLDWIDE WEB DESIGNERS, INC.


BY /S/ JENNIFER MARTIN
       ------------------------
       Jennifer Martin, President


   /S/ STEVE BAZSULY
       ------------------------
       Steve Bazsuly